UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Medicine Man Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
584680106
(CUSIP Number)

Marc R. Rubin CRW Capital, LLC 4740 W. Mockingbird Lane P.O. Box 195579 (617) 356-7415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2021
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584680106	Schedule 13D	Page 2 of 11

1	NAMES OF REPORTING PERSONS CRW Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,125,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,125,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,125,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%**
14	TYPE OF REPORTING PERSON OO (limited liability company)

* Represents shares of Common Stock of Medicine Man Technologies, Inc., a Nevada corporation (the “Issuer”), which would be received upon conversion of shares of the Issuer’s Series A Cumulative Convertible Preferred Stock (the “Series A Preferred Shares”), as of the date of the issuance of such Series A Preferred Shares. Each Series A Preferred Share shall be convertible into that number of shares of Common Stock equal to the preference amount (initially $1,000) plus any accrued dividends with respect to such share, divided by the conversion price (initially $1.20), subject to adjustment as set forth in the Certificate of Designation for the Series A Preferred Shares (the “Certificate of Designation”). The Series A Preferred Shares earn a cumulative dividend of 8% per annum.

** The aggregate percentage of class of Common Stock reported herein is based upon 42,601,768 shares of Common Stock outstanding as of February 17, 2021, as disclosed by the Issuer in the Purchase Agreement (defined below), adjusted to include shares issuable upon conversion of Series A Preferred Shares held by CRW Capital Cann Holdings, LLC.

CUSIP No. 584680106	Schedule 13D	Page 3 of 11

1	NAMES OF REPORTING PERSONS CRW Capital Cann Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,125,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,125,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,125,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%**
14	TYPE OF REPORTING PERSON OO (limited liability company)

* Represents shares of Common Stock of the Issuer which would be received upon conversion of Series A Preferred Shares, as of the date of the issuance of such Series A Preferred Shares. Each Series A Preferred Share shall be convertible into that number of shares of Common Stock equal to the preference amount (initially $1,000) plus any accrued dividends with respect to such share, divided by the conversion price (initially $1.20), subject to adjustment as set forth in the Certificate of Designation. The Series A Preferred Shares earn a cumulative dividend of 8% per annum.

** The aggregate percentage of class of Common Stock reported herein is based upon 42,601,768 shares of Common Stock outstanding as of February 17, 2021, as disclosed by the Issuer in the Purchase Agreement (defined below), adjusted to include shares issuable upon conversion of Series A Preferred Shares held by CRW Capital Cann Holdings, LLC.

CUSIP No. 584680106	Schedule 13D	Page 4 of 11

1	NAMES OF REPORTING PERSONS Marc R. Rubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,125,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,125,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,125,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%**
14	TYPE OF REPORTING PERSON IN

* Represents shares of Common Stock of the Issuer which would be received upon conversion of Series A Preferred Shares, as of the date of the issuance of such Series A Preferred Shares. Each Series A Preferred Share shall be convertible into that number of shares of Common Stock equal to the preference amount (initially $1,000) plus any accrued dividends with respect to such share, divided by the conversion price (initially $1.20), subject to adjustment as set forth in the Certificate of Designation. The Series A Preferred Shares earn a cumulative dividend of 8% per annum.

** The aggregate percentage of class of Common Stock reported herein is based upon 42,601,768 shares of Common Stock outstanding as of February 17, 2021, as disclosed by the Issuer in the Purchase Agreement (defined below), adjusted to include shares issuable upon conversion of Series A Preferred Shares held by CRW Capital Cann Holdings, LLC.

CUSIP No. 584680106	Schedule 13D	Page 5 of 11

1	NAMES OF REPORTING PERSONS Jeffrey A. Cozad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,125,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,125,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,125,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%**
14	TYPE OF REPORTING PERSON IN

* Represents shares of Common Stock of the Issuer which would be received upon conversion of Series A Preferred Shares, as of the date of the issuance of such Series A Preferred Shares. Each Series A Preferred Share shall be convertible into that number of shares of Common Stock equal to the preference amount (initially $1,000) plus any accrued dividends with respect to such share, divided by the conversion price (initially $1.20), subject to adjustment as set forth in the Certificate of Designation. The Series A Preferred Shares earn a cumulative dividend of 8% per annum.

** The aggregate percentage of class of Common Stock reported herein is based upon 42,601,768 shares of Common Stock outstanding as of February 17, 2021, as disclosed by the Issuer in the Purchase Agreement (defined below), adjusted to include shares issuable upon conversion of Series A Preferred Shares held by CRW Capital Cann Holdings, LLC.

CUSIP No. 584680106	Schedule 13D	Page 6 of 11

Item 1.       Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Medicine Man Technologies, Inc., a Nevada corporation (the “Issuer”), which may be deemed to be beneficially owned by the Reporting Persons (defined below) by virtue of their direct and indirect beneficial ownership of shares of the Issuer’s Series A Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Shares”). The Series A Preferred Shares are convertible into shares of Common Stock upon the events specified in the Issuer’s Certificate of Designation relating the Series A Preferred Shares (the “Certificate of Designation”). Each Series A Preferred Share shall be convertible into that number of shares of Common Stock equal to the preference amount (initially $1,000.00) plus any accrued dividends with respect to such share, divided by the conversion price (initially $1.20), subject to adjustment as set forth in the Certificate of Designation. The Series A Preferred Shares earn a cumulative dividend of 8% per annum.

The Issuer’s principal executive offices are located at 4880 Havana Street, Suite 201, Denver, Colorado 80239.

Item 2.       Identity and Background.

The persons filing this Schedule 13D (each, a “Reporting Person” and together, the “Reporting Persons”) are:

(i)	CRW Capital, LLC, a Delaware limited liability company;
(ii)	CRW Capital Cann Holdings, LLC, a Delaware limited liability company (“CCC Holdings”);
(iii)	Marc R. Rubin, a United States citizen; and
(iv)	Jeffrey A. Cozad, a United States citizen.

Each Reporting Person’s business address is 4740 W. Mockingbird Lane, P.O. Box 195579, Dallas, Texas 75209. The principal businesses of CRW Capital, LLC and CCC Holdings are investment management and investment, respectively. Mr. Rubin is an investor and the principal of Revity Capital Partners, LLC, an investment firm based in Needham Massachusetts. Mr. Cozad is an investor and the managing partner of Cozad Investments, LP, a single family office based in Dallas, Texas, the address of which is 4740 W. Mockingbird Lane, P.O. Box 195579, Dallas, Texas 75209.

During the last five years, none of the Reporting Persons has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

CCC Holdings used an aggregate of $25,350,000.00 in cash to purchase Series A Preferred Shares from the Issuer in a private placement. CCC Holdings obtained the funds for the purchase of the Series A Preferred Shares through capital contributions from its members.

CUSIP No. 584680106	Schedule 13D	Page 7 of 11

Item 4.       Purpose of Transaction.

On February 26, 2021, CCC Holdings entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer pursuant to which the Issuer agreed to issue and sell to CCC Holdings up to 30,000 Series A Preferred Shares, at a price of $1,000 per share, in one or more closings on or before March 5, 2021 (subject to extension by mutual agreement). On the same date, CCC Holdings and the Issuer entered into a letter agreement (the “Letter Agreement”) relating to CCC Holdings’ investment in the Issuer.

Pursuant to the Purchase Agreement, CCC Holdings purchased 23,250 Series A Preferred Shares on February 26, 2021 and 2,100 additional Series A Preferred Shares on March 3, 2021, for aggregate purchase price of $25,350,000.00.

The Purchase Agreement contains the following covenants:

•	Lock-Up: CCC Holdings may not sell or transfer any shares of Common Stock issuable upon conversion of the Series A Preferred Shares on or before the first anniversary of the date the Series A Preferred Shares were acquired. Thereafter, CCC Holdings is prohibited from selling or transferring more than (i) up to 25% of the shares of Common Stock issuable upon conversion of the Series A Preferred Shares during the 6-month period following the initial one-year holding period, and (ii) up to 50% of the shares of Common Stock issuable upon conversion of the Series A Preferred Shares during the 6-month period following the period described in clause (i) above (including any shares of Common Stock sold under clause (i)). The lock-up is subject to certain exceptions described in the Purchase Agreement and will terminate upon the occurrence of a Listing Event (as defined in the Certificate of Designation).

•	Registration Rights: The Issuer granted CCC Holdings certain demand and piggyback registration rights with respect to the shares of Common Stock issuable upon conversion of the Series A Preferred Shares.

•	Equity Incentive Plan Limitation: For as long as CCC Holdings holds any Series A Preferred Shares, the Issuer may not have issued and outstanding awards under any equity incentive plan for the issuance of shares of Common Stock representing more than 12% of the then-issued and outstanding shares of Common Stock (calculated on an as-converted, fully-diluted basis, excluding warrants) in the aggregate without prior written consent of holders of a majority of the then-outstanding Series A Preferred Shares.

Under the Letter Agreement, CCC Holdings has the following rights:

•	Board Appointment Right: For as long as CCC Holdings owns, in the aggregate, at least $15,000,000 of Series A Preferred Shares (calculated on an as-converted basis based on the volume weighted average price of the Common Stock over a 30-day period) or continues to hold at least 15,000 Series A Preferred Shares, the Issuer is required to use best efforts to cause one individual designated by CCC Holdings to be appointed, and thereafter elected, to the Issuer’s board of directors (the “Issuer Board”). For as long as CCC Holdings has the right to designate a member of the Issuer Board, each committee of the Issuer Board shall include CCC Holdings’ designee as a member or, if CCC Holdings so elects, as an observer. Mr. Cozad is the initial designee of CCC Holdings to the Issuer Board.

•	Inspection and Informational Rights: For as long as CCC Holdings has the right to designate a member of the Issuer Board, CCC Holdings has a right to examine the Issuer’s books and records, inspect its facilities and to receive certain information from the Issuer.

CUSIP No. 584680106	Schedule 13D	Page 8 of 11

•	Most Favored Nation: If the Issuer in the future issues any rights or benefits containing provisions that are more favorable than those set forth in the Purchase Agreement or the Certificate of Designation to any holder of Series A Preferred Shares who acquires an amount of Series A Preferred Shares that is less than or equal to the amount of Series A Preferred Shares acquired by CCC Holdings, the Issuer must make such provisions (or any more favorable portion thereof) available to CCC Holdings.

•	Participation Right: For as long as CCC Holdings has the right to designate a member of the Issuer Board, if the Issuer, directly or indirectly, plans to issue, sell or grant any securities or options to purchase any of its securities, CCC Holdings has a right to purchase its pro rata portion of such securities, based on the number of Series A Preferred Shares beneficially held by CCC Holdings on the applicable date on an as-converted to Common Stock basis divided by the total number of shares of Common Stock outstanding on such date on an as-converted, fully-diluted basis (taking into account all outstanding securities of the Issuer regardless of whether the holders of such securities have the right to convert or exercise such securities for Common Stock at the time of determination). The participation right does not apply to certain securities, such as securities issued to any employee, officer, director or consultant of the Issuer pursuant to any incentive equity plan that has been approved by the Issuer Board.

•	Prohibition on Senior Securities: For as long as CCC Holdings has the right to designate a member of the Issuer Board, the Issuer may not issue any Senior Securities (as defined in the Certificate of Designation) without the written consent of CCC Holdings.

•	Monitoring Fee: The Issuer will pay CCC Holdings a monitoring fee equal to $150,000, payable in monthly installments of $10,000.

Unless earlier terminated, the Letter Agreement terminates upon the earlier of: (i) such time as CCC Holdings does not hold any shares of the Issuer’s stock, (ii) a Listing Event (as defined in the Certificate of Designation ), or (iii) the completion of a Change of Control Transaction (as defined in the Certificate of Designation).

The foregoing descriptions of the Purchase Agreement and the Letter Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of various factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell (subject to the lock-up) all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or CCC Holdings’ designee to the Issuer’s Board may engage in discussions with management, members of the Issuer Board, and shareholders of the Issuer and other relevant parties which may include discussions regarding the corporate governance, financial condition, strategic transactions and/or operations of the Issuer.

CUSIP No. 584680106	Schedule 13D	Page 9 of 11

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.      Interest in Securities of the Issuer.

(a)	The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 21,125,000 shares of Common Stock, constituting approximately 33.2% of the Issuer’s outstanding shares of Common Stock. The aggregate percentage of class of Common Stock reported herein is based upon 42,601,768 shares of Common Stock outstanding as of February 17, 2021, as disclosed by the Issuer in the Purchase Agreement, adjusted to include shares issuable upon conversion of Series A Preferred Shares held by CCC Holdings.

(b)	Each of the Reporting Persons share voting and investment power with respect to all shares reported under this Schedule 13D.

(c)	Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d)	To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the members or other equity owners of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer Interest in Securities of the Issuer.

Item 4 summarizes certain provisions of the Purchase Agreement and the Letter Agreement and is incorporated by reference herein. Copies of such agreements are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Except as set forth above, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer of voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 584680106	Schedule 13D	Page 10 of 11

Item 5.      Materials to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement.
2

Securities Purchase Agreement, dated February 26, 2021, between Medicine Man Technologies, Inc. and CRW Capital Cann Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on March 4, 2021, File No. 000-55450)

3

Letter Agreement, dated February 26, 2021, between Medicine Man Technologies, Inc. and CRW Capital Cann Holdings, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on March 4, 2021, File No. 000-55450)

CUSIP No. 584680106	Schedule 13D	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2021

CRW CAPITAL, LLC

/s/ Marc R. Rubin
By: Marc R. Rubin Title: Treasurer

CRW Capital Cann Holdings, LLC

/s/ Marc R. Rubin
By: Marc R. Rubin Title: Treasurer

/s/ Marc R. Rubin
Marc R. Rubin

/s/ Jeffrey A. Cozad
Jeffrey A. Cozad

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D, including all amendments thereto, with respect to the common stock, par value $0.001 per share, of Medicine Man Technologies, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to the first such joint filing and may, as required, be included as an exhibit to subsequent amendments thereto.

Each of the undersigned agrees and acknowledges that each party hereto is (i) individually eligible to use such Schedule 13D and (ii) responsible for the timely filing of such Schedule 13D and any and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness and accuracy of the information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument. A facsimile, telecopy or other reproduction of this Joint Filing Agreement may be executed by one or more parties hereto, and an executed copy of this Joint Filing Agreement may be delivered by one or more parties hereto by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes as of the date hereof.

[signature page follows]

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 9th day of March, 2021.

CRW CAPITAL, LLC

/s/ Marc R. Rubin
By: Marc R. Rubin Title: Treasurer

CRW Capital Cann Holdings, LLC

/s/ Marc R. Rubin
By: Marc R. Rubin Title: Treasurer

/s/ Marc R. Rubin
Marc R. Rubin

/s/ Jeffrey A. Cozad
Jeffrey A. Cozad